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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)

                                Zale Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   988858 10 6
                                 (CUSIP Number)

                               John Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                          Los Angeles, California 90017

                                 (213) 612-2500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- -----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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- ---------------------                                        -----------------
CUSIP NO. 988858 10 6                   13D                  PAGE 2 OF 4 PAGES
- ---------------------                                        -----------------

- --------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apollo Jewelry Partners, L.P.
- --------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
- --------------------------------------------------------------------------------
3           SEC USE ONLY
- --------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              N/A
- --------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or (e)                                      / /
- --------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

      NUMBER OF                 0
                     -----------------------------------------------------------
       SHARES         8       SHARED VOTING POWER

    BENEFICIALLY                0
                     -----------------------------------------------------------
      OWNED BY        9       SOLE DISPOSITIVE POWER

        EACH                    0
                     -----------------------------------------------------------
      REPORTING      10       SHARED DISPOSITIVE POWER

       PERSON                   0
                     -----------------------------------------------------------
        WITH
- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          0
- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0%
- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                          PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

The Statement on Schedule 13D of Apollo Jewelry Partners, L.P. (the "Reporting Person") relating to the Common Stock, par value $.01 per share ("Common Stock"), of Zale Corporation, a Delaware corporation ("Zale"), is hereby amended by adding the following to Item 5:

Item 5.     Interest in Securities of the Issuer.

         (a) As a result of the sale described in Item 5(c), the Reporting Person no longer beneficially owns any shares of Common Stock of Zale.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by reference.

         (c) On September 11, 1996, the Reporting Person sold all 2,125,854 shares of Common Stock of Zale owned by it in a transaction effected in the public market.

         (d) Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of Zale on September 11, 1996.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1996

                          Apollo Jewelry Partners, L.P.

                             By:  AIF II, L.P., its General Partner

                                  By: Apollo Advisors, L.P., its General Partner

                                      By: Apollo Capital Management, Inc.,
                                          its General Partner


                             By:  /s/ Michael D. Weiner
                                  -----------------------------
                                  Name:  Michael D. Weiner
                                  Title: Vice President, Apollo Capital
                                         Management, Inc.